SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Asanko Gold, Inc.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

04341Y105

(CUSIP Number)

Zhang Zonglin Zijin Global Fund Unit 7503A, Level 75, International Commerce Centre 1 Austin Road West Kowloon, Hong Kong + (852) 2803 2116	Joyce Chan Gold Mountains Asset Management Limited Unit 7503A, Level 75, International Commerce Centre 1 Austin Road West Kowloon, Hong Kong + (852) 2803 2280	Edward Ho Jin Huang Mining Company Limited Unit 7503A, Level 75, International Commerce Centre 1 Austin Road West Kowloon, Hong Kong + (852) 2803 2738

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04341Y105

1	NAMES OF REPORTING PERSONS Zijin Global Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,829,097[1,2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,529,097

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,829,097[1,2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON OO

1 Zijin Global Fund, Gold Mountains Asset Management Limited, and Jin Huang Mining Company Limited entered into a Voting Agreement, dated as of January 29, 2018, pursuant to which the parties to the Voting Agreement agreed to vote all of their respective holdings in the Common Stock of the Issuer as a group.

2 Consists of (a) 11,529,097 shares held by Zijin Global Fund; (b) 12,529,097 shares which may be deemed beneficially owned by Gold Mountains Asset Management Limited as the manager of Zijin Global Fund (holding 11,529,097 shares) and various other funds (holding 1,000,000 shares); (c) 11,300,000 shares held by Jin Huang Mining Company Limited.

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CUSIP NO. 04341Y105

1	NAMES OF REPORTING PERSONS Gold Mountains Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,829,097[1,2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,529,097

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,829,097[1,2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON IV

1 Zijin Global Fund, Gold Mountains Asset Management Limited, and Jin Huang Mining Company Limited entered into a Voting Agreement, dated as of January 29, 2018, pursuant to which the parties to the Voting Agreement agreed to vote all of their respective holdings in the Common Stock of the Issuer as a group.

2 Consists of (a) 11,529,097 shares held by Zijin Global Fund; (b) 12,529,097 shares which may be deemed beneficially owned by Gold Mountains Asset Management Limited as the manager of Zijin Global Fund (holding 11,529,097 shares) and various other funds (holding 1,000,000 shares); (c) 11,300,000 shares held by Jin Huang Mining Company Limited.

2

CUSIP NO. 04341Y105

1	NAMES OF REPORTING PERSONS Jin Huang Mining Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,829,097[1,2]
	9	SOLE DISPOSITIVE POWER 11,300,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,829,097[1,2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON CO

1 Zijin Global Fund, Gold Mountains Asset Management Limited, and Jin Huang Mining Company Limited entered into a Voting Agreement, dated as of January 29, 2018, pursuant to which the parties to the Voting Agreement agreed to vote all of their respective holdings in the Common Stock of the Issuer as a group.

2 Consists of (a) 11,529,097 shares held by Zijin Global Fund; (b) 12,529,097 shares which may be deemed beneficially owned by Gold Mountains Asset Management Limited as the manager of Zijin Global Fund (holding 11,529,097 shares) and various other funds (holding 1,000,000 shares); (c) 11,300,000 shares held by Jin Huang Mining Company Limited.

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This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on January 29, 2018 (the Original Schedule 13D, as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), by Zijin Global Fund, a Cayman Islands company limited by shares (“Zijin”); Gold Mountains Asset Management Limited; a company limited by shares and formed in Hong Kong (“Gold Mountains”), and Jin Huang Mining Company Limited, a British Virgin Islands company limited by shares (“Jin Huang”, and collectively with Zijin and Gold Mountains, the “Reporting Persons”, and each individually a “Reporting Person”), relating to the common stock, without par value, of Asanko Gold Inc., a corporation incorporated under the laws of British Columbia (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated to read as follows:

Row (4) of the cover pages to this Amendment No. 1 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of Schedule 13D is hereby amended and restated to read as follows:

(a) Rows (11) and (13) of the cover pages to Amendment No. 1 are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to Amendment No. 1 set forth the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole power to dispose or to direct the disposition or shared power to dispose or direct the disposition.

(c) The Reporting Persons purchased 7,300,000 shares of the Common Stock on the open market through a broker on February 9, 2018, for a price of CAD 1.076 per share, and have not effected any other transactions in the Issuer's securities since the filing of the Original Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby supplemented with the following:

Exhibit No.	Description
99.3	Joint Filing Agreement Pursuant to Rule 13d-1(k) (filed herewith)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: February 12, 2018

ZIJIN GLOBAL FUND

By:	/s/ ZHANG Zonglin
Name:	ZHANG Zonglin
Title:	Director

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: February 12, 2018

GOLD MOUNTAINS ASSET MANAGEMENT LIMITED

By:	/s/ ZHANG Zonglin
Name:	ZHANG Zonglin
Title:	Director

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: February 12, 2018

JIN HUANG MINING COMPANY LIMITED

By:	/s/ FAN Cheung Man
Name:	FAN Cheung Man
Title:	Director

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